June 16, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attn:	Christine Torney
Angela Connell
Daniel Crawford
Tim Buchmiller

RE:	Solarius Capital Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted May 9, 2025
CIK No. 0002065948

On behalf of our client, Solarius Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on May 9, 2025 (the “Draft Registration Statement”), contained in the Staff’s letter dated June 5, 2025 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1
Cover Page

1.	Where you state on your cover page that “[y]our initial shareholders, which include [y]our sponsor, currently own an aggregate of 5,750,000 Class B ordinary shares,” please revise to disclose the total aggregate amount and per-share amount the sponsor paid for these shares and to disclose more clearly, if true, that these are the founder shares.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure in the sixth paragraph of the cover page accordingly.

2.	We note your cover page disclosure stating the “completion window” is 21 months from the closing of the offering appears to conflict with your disclosure on page 1 that states the “completion window” may also be “such other time period in which [you] must complete an initial business combination pursuant to an amendment to [y]our amended and restated memorandum and articles of association.” Please revise to reconcile your disclosure or otherwise revise.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure in the fourth paragraph of the cover page and on pages 23 and F-7 accordingly.

June 16, 2025

3.	We note that you intend to apply to have your units listed on Nasdaq and that you cannot guarantee that your securities will be approved for listing on Nasdaq. Please also state whether this offering is conditioned on Nasdaq approval.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure in the seventh paragraph of the cover page and pages 63 and 147 accordingly.

Summary
The Offering
Ability to extend time to complete business combination, page 23

4.	Please revise to disclose the maximum amount of time you have to complete an initial business combination under the Nasdaq rules you reference in this section.

Response: The Company acknowledges the comment of the Staff and has revised the disclosures on page 23 accordingly.

Manner of conducting redemptions, page 26

5.	Please revise under this heading and where else you discuss redemption rights for public shareholders in connection with a charter amendment to change or extend the deadline to complete your initial business combination to disclose whether shareholders can redeem their shares regardless of whether they abstain, vote for, or vote against the extension.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure in the fourth paragraph of the cover page and on pages 23, 27, 105, 111 and 133 accordingly.

Conflicts of Interest, page 31

6.	We note your disclosure on page 18 and elsewhere that “[n]one of the private placement warrants will be redeemable by [you]” whereas the public warrants may be called for redemption. Please revise under this heading and your Conflicts of Interest section starting on page 122 in your Prospectus to provide disclosure regarding this conflict of interest as it appears that the warrants held by the sponsor may enable it to profit at times when an unaffiliated security holder may not be able to profit.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 18, 22, 32, 67 and 124 accordingly.

Additional Financings, page 33

7.	Please revise under this heading and where else you discuss possible PIPE financings to disclose any circumstances or arrangements in connection with such possible PIPE financings under which the sponsor could transfer ownership of securities of the SPAC or that could result in the surrender or the cancellation of such securities or otherwise advise. Refer to Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 33 and 49 accordingly.

Risks, page 34

June 16, 2025

8.	We note your disclosure in the third bullet point on page 35 that because of the significant competition for business combination opportunities, it may be more difficult for you to complete an initial business combination. Please also disclose here, and in the related full risk factor, that significant competition may also impact the attractiveness of the acquisition terms that you may be able to negotiate.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 35 and 41 accordingly.

We may not be able to complete an initial business combination…, page 54

9.	Please expand the last paragraph of this risk factor to also address the risk that the public warrants would expire worthless if you were not able to complete an initial business combination as a result of CFIUS review.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 55 accordingly.

Our warrant agreement will designate the courts of the State of New York…, page 67

10.	We note the exclusive forum provision in your warrant agreement is intended to apply to actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 67 accordingly.

Dilution, page 77

11.	Footnote (1) to your tabular dilution disclosure on page 78 indicates that the net proceeds from this offering and the sale of private units represents your gross proceeds less $750,000 in offering expenses and underwriting commissions of $3,000,000. Please revise to clarify that net proceeds also assume reimbursement by your underwriters of $1,500,000 in expenses as disclosed on page 75.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 78 accordingly.

Capitalization, page 80

12.	As it relates to the as adjusted carrying amount of your Class A ordinary shares subject to redemption, please revise to clarify the basis on which the carrying value of such shares are measured. Refer to ASC 480-10-S99-3A.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 80 accordingly.

June 16, 2025

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc: Richard H. Haywood, Jr., Solarius Capital Acquisition Corp.

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